UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Announces LPWA Solutions to Expand Cellular Footprint in Global IoT Market

Low cost, low power Cat-M1 and Cat-NB1 solutions enable more connected objects and new business models to improve safety, efficiency and resource management of our planet

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 25, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today introduced AirPrime® HL and WP Series cellular modules for Category-M1 (Cat-M1) and Category-NB1 (Cat-NB1) LTE networks. Sierra Wireless’ solutions support the 3GPP standard for low-power wide-area (LPWA) technologies, which was designed specifically to enable new IoT services that promise to improve everyday life (see infographic).

For businesses developing IoT applications for markets such as energy, transportation and smart cities, Sierra Wireless’ LPWA solutions will:

  Simplify wireless integration and system development with cloud-connected modules;
  Lower the cost and power consumption of devices; and
  Enable reliable and resilient connectivity links for locations with coverage challenges, such as deep indoors and in rural areas.

“Having shipped more than 120 million cellular modules, no one understands the challenges that businesses face in deploying IoT services better than Sierra Wireless,” said Dan Schieler, Senior Vice President, Embedded Solutions for Sierra Wireless. “LPWA technologies eliminate many of those challenges because they allow cellular to address a broader range of use cases, making it cost effective to connect billions more devices. Our essential and smart application processing LPWA module options make it easy for existing customers to expand their deployments and for new customers to begin designing connected IoT products in applications where cellular previously wasn’t a fit.”

Sierra Wireless has been working with the 3GPP, a global cellular standards development organization, since 2010 to develop a cellular standard for IoT. With the commercialization of Cat-M1 and Cat-NB1 LPWA technologies, cellular is now a superior option for many IoT applications that were previously restricted to short-range technologies due to cost and battery life. LPWA technologies now combine lower cost, broader coverage and better battery life with the globally available and secure cellular infrastructure. They are expected to connect more objects in cities, homes, hospitals and stores, and on roads and remote infrastructure, enabling a more connected world.

“LPWA will greatly expand cellular’s IoT market because it was specifically designed to meet the cost, power and coverage requirements for not only traditional markets but also new, untapped markets for IoT applications,” said Dan Shey, Managing Director and Vice President at ABI Research. “As the market share leader in cellular modules, Sierra Wireless is well positioned to help their customers execute on the new business models and opportunities that LPWA will bring.”

Sierra Wireless AirPrime HL and WP Series modules are the smallest embedded modules (22 x 23 mm) to be completely interchangeable across 2G, 3G, 4G and LPWA technologies. They use the CF3™ form factor, which is footprint compatible across product lines, providing customers with the option to develop smarter by building their connected IoT product or service on a single module.

“The GSMA’s Mobile IoT Initiative quickly aligned the mobile industry behind common and complementary LPWA technologies in licensed spectrum that were published by 3GPP,” said Graham Trickey, Head of Connected Living, GSMA. “We are very pleased to see the commercialization of mobile IoT technologies taking place. Bringing cellular standards to LPWA is key to expanding its footprint in the developing IoT.”

Availability
The AirPrime CF3-based Cat-M1 and Cat-NB1 cellular modules are fully compliant with the 3GPP Release 13 standard. The HL Series for the LTE Cat-M1 air interface is in carrier trials now and sampling with lead customers. The HL Series for the LTE Cat-NB1 air interface is in development now and will be trialing with carriers soon. The WP Series will be available in 2018. For more information about the new AirPrime Cat-M1 and Cat-NB1 cellular modules, visit http://www.sierrawireless.com/LPWA.

Resources
For more information about LPWA for IoT, see the LPWA infographic and white paper, LPWA Technologies: Separating Fact from Fiction, and watch the on-demand webinar, The Future of Connectivity for IoT.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:
To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirPrime” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 25, 2016